Exhibit 12

Consolidated Natural Gas Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2005	2004	2003	2002	2001
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$872	$1,349	$1,022	$950	$604

Distributed income from unconsolidated investees, less equity in earnings	(5)	(5)	(14)	(16)	(6)

Fixed charges included in the determination of net income	245	190	169	168	170

Total earnings, as defined	$1,112	$1,534	$1,177	$1,102	$768

Fixed charges, as defined:
Interest charges	$285	$229	$223	$227	$181
Rental interest factor	18	17	13	11	11

Total fixed charges, as defined	$303	$246	$236	$238	$192

Ratio of Earnings to Fixed Charges	3.67	6.24	4.99	4.63	4.00